Ruthless Co. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year Ended December 31, 2021



Mongio & Associates CPAs LLC

Tax - Accounting - Advisory

Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ruthless Co.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 25, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	2,729,009
Total Current Assets	2,729,009
Non-current Assets	
Computers	5,475
Total Non-Current Assets	5,475
TOTAL ASSETS	2,734,484
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accrued Interest	10,500
Other Liabilities	27
Total Current Liabilities	10,527
Long-term Liabilities	
Convertible Notes	600,000
Future Equity Obligations	2,437,008
Total Long-Term Liabilities	3,037,008
TOTAL LIABILITIES	3,047,535
EQUITY	
Accumulated Deficit	(313,051)
Total Equity	(313,051)
TOTAL LIABILITIES AND EQUITY	2,734,484

Statement of Operations

	Short Year Ended December 31, 2021
Net Revenue	1,942
Operating Expenses	
Advertising and Marketing	2,569
General and Administrative	301,923
Total Operating Expenses	304,493
Operating Income (loss)	(302,551)
Other Expense	
Interest Expense	10,500
Total Other Expense	10,500
Provision for Income Tax	-
Net Income (loss)	(313,051)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(313,051)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Interest	10,500
Other	27
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	10,527
Net Cash provided by (used in) Operating Activities	(302,524)
INVESTING ACTIVITIES	
Computers	(5,475)
Net Cash provided by (used by) Investing Activities	(5,475)
FINANCING ACTIVITIES	
Convertible Notes	600,000
Future Equity Obligations	2,437,008
Net Cash provided by (used in) Financing Activities	3,037,008
Cash at the beginning of period	-
Net Cash increase (decrease) for period	2,729,009
Cash at end of period	2,729,009

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 5/3/2021	2,000,000	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(313,051)	(313,051)
Ending Balance 12/31/2021	2,000,000	-	-	(313,051)	(313,051)

Ruthless Co.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ruthless Co. (dba "Ruth Health" or "the Company") was formed in Delaware on May 3rd, 2021. The Company is a nationwide virtual clinic for pregnant and postpartum patients. The Company's care is focused on comfort, joy, and self-care through the pregnancy journey. We provide crucial services accessibly and affordably to supplement the OBGYN, including Pelvic Training + Recovery, Lactation Support, C-Section Recovery, and text message doula support (in our membership called Ask A Doula). The Company is a remote company.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

As of December 31st, 2021, the net revenue of $1,942 was generated through a soft launch of its one-on-one virtual consultations. In the future, the Company plans to generate revenue through one-on-one virtual consultations. The Company's primary performance obligation is to maintain an acceptable level of software uptime during its consultations and provide the services requested. Revenue is recognized as performance obligations are satisfied.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021. The property and equipment listed below were all purchased towards the end of 2021, and thus, any depreciation expense would be negligible.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computers	10	5,475	-	-	5,475
Grand Total	**-**	**5,475**	**-**	**-**	**5,475**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, May 3, 2021 (Inception)	-	$-
Granted	11,000	$0.36
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	11,000	$0.36
Options exercisable, December 31, 2021	-	$-

	Nonvested Options	Weighted Average Fair Value
Nonvested options, May 3, 2021 (Inception)	-	$-
Granted	11,000	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	11,000	$-

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 3%. The amounts are to be repaid at the demand of the holder prior to conversion with a maturity in 2024. The notes are convertible into shares of the Company's common stock during a change of control or qualified financing event. The Company had accrued interest of $10,500 related to these notes.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31st, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. Of these agreements, a total of $2,292,008 of the total $2,437,008 provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount and are subject to a valuation cap of $15M. A total of $125,000 of the SAFE agreements will convert upon an equity financing event into shares of the Company's SAFE preferred stock, which have yet to be authorized by the Company, and are not subject to a valuation cap. The remaining total of $20,000 of the SAFE Agreements will convert upon an equity financing event into shares of the Company's common stock and are not subject to a valuation cap.

See Note 7 – Subsequent Events disclosure for details of SAFE Agreement issued after December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	$600,000
2025	-
2026	-
Thereafter	-

* The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 2,000,000 of common shares with a par value of $0.0001 per share. 2,000,000 shares were issued and outstanding as of 2021.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 25, 2022, the date these financial statements were available to be issued.

After the period ending December 31st, 2021, the Company entered into a SAFE agreement in exchange for $100,000 with third parties. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. The agreement is subject to a valuation cap. The valuation cap of the agreement entered was $15M.

The Company granted an additional 38,000 stock options at an exercise price per share of $0.36.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has a limited operating history, realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.